SD 4/14/03

03015917

VF 4-10-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED APR 0 3 2003 WASH, D.C. 184 SECTION

SEC FILE NUMBER
8-48484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ZPG Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 East 88th Street, 2D
(No. and Street)

New York	New York	10128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Schwalb 212-426-1700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, _Leonard Schwalb________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __ZPG Securities LLC____, as of December 31____________, 20 02______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

REBECCA M. SPECKER
Notary Public State of New York
No. 01SP5077633
Qualified in New York County
Commission Expires 11/9/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ZPG Securities, LLC
(a Limited Liability Company)

December 31, 2002
With Report of Independent Auditors

ZPG Securities, LLC
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
ZPG Securities, LLC

We have audited the accompanying statement of financial condition of ZPG Securities, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ZPG Securities, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 26, 2003

ZPG Securities, LLC
(a Limited Liability Company)

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 173,013
Receivable from broker	3,117,297
Investments owned:	
Marketable, at market value	3,344,578
Not readily marketable, at fair value	200,160
Investment in affiliated investment companies, at fair value	7,980,378
Other assets	113,645
Total assets	$14,929,071
Liabilities and members' equity	
Payable to broker	$ 1,944,718
Other liabilities	60,754
	2,005,472
Members' equity	12,923,599
Total liabilities and members' equity	$14,929,071

See accompanying notes.

ZPG Securities, LLC
(a Limited Liability Company)

Notes to Statement of Financial Condition

December 31, 2002

1. General Information and Significant Accounting Policies

Organization and Basis of Presentation

ZPG Securities, LLC (the "Company") is registered as a broker and dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a majority owned subsidiary of Acorn Partners, a limited partnership (the "Parent").

Investment transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Valuation of Investments

Investments owned, securities sold, not yet purchased, and derivative contracts are stated at market or fair value with related changes in unrealized appreciation or depreciation reflected in net trading gains. Market value is generally based on quoted prices or broker or dealer quotations. In the absence of readily discernible market values, the Company carries its investments at their fair values. However, because of the inherent uncertainty of valuation, the estimated fair values may differ from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Income Taxes

The financial statements do not include a provision for income taxes on members' income because the Company will be treated as a partnership for income tax purposes and such taxes are the liabilities of the Company's members.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

1. General Information and Significant Accounting Policies (continued)

Investment in Affiliated Investment Companies

At December 31, 2002, the Company has investments in affiliated investment companies totaling $7,980,378. These affiliated investment companies are invested in various types of securities and financial instruments. Investments in these affiliated investment companies at December 31, 2002 were as follows: Acorn Overseas Securities Co., $3,810,398, ADHCO, LLC, $141,078, and TER I, LLC, $4,028,902. These investments are recorded at fair value based upon their audited financial statements at December 31, 2002. Such financial statements generally value securities and other financial instruments on a mark-to-market basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Investments Owned

Investments owned, at market or fair value at December 31, 2002 are:

	Investments Owned
Common and preferred stock	$3,344,578
Not readily marketable	200,160
	$3,544,738

All investments owned are pledged to the clearing brokers on terms which permit those parties to sell or pledge the securities to others subject to certain limitations.

3. Receivable from Broker

All security transactions of the Company are cleared by a major securities firm, which is primarily based in the New York Metropolitan area. At December 31, 2002, the receivable from broker, investments owned and payable to broker are positions with and amounts due from and to this broker.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, equal to the greater of $100,000 or six and two-thirds percent of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had excess net capital of $4,028,661 after giving effect to a net capital requirement of $100,000.

5. Subsequent Events

Subsequent to December 31, 2002, there were $5,454,227 (including $2,257,000 from the investment in TER I, LLC) in capital withdrawals.